BLUE LINE HOLDINGS, INC.

400 North Park Avenue, Suite 12-B

Breckenridge, CO 80424

(720) 705-9222

December 2, 2024

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Blue Line Holdings, Inc.
Form S-1
SEC File No. 333-282317

Blue Line Holdings, Inc. (the “Company”) requests that the effective date of the above captioned Registration Statement be accelerated to Thursday, December 5, 2024 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

BLUE LINE HOLDINGS, INC.

/s/ Anthony Kerrigone
Anthony Kerrigone
Chief Executive Officer